Exhibit 99.1

Jeffs’ Brands Announces Drone Safety Systems Now Available on Amazon US

Tel Aviv, Israel, Dec. 30, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that further to its announcement on December 5, 2024 regarding the entry into an agreement granting it the exclusive worldwide right to distribute certain advanced drone safety systems developed by a leading drone company, such exclusive drone safety systems are now available on Amazon US. Crafted for both recreational and professional drone users, these advanced systems offer a significant step forward in enhancing drone safety and reliability on a global scale.

This exciting development highlights Jeffs’ Brands’ commitment to delivering breakthrough products to consumers globally. As the exclusive distributor for a two-year term pursuant to the Agreement, Jeffs’ Brands is bringing these advanced safety systems to Amazon’s US vast audience, combining unparalleled technology with unmatched convenience.

Revolutionizing Drone Safety

Developed by a leading innovator in drone technology, these safety systems are designed to enhance safety and operational reliability for drone operators. With features engineered to protect valuable equipment and enhance operational security, these solutions cater to the growing needs of the drone community.

“These drone safety systems are a testament to how technology can enhance user experience and ensure safety,” said Victor Hakmon, Chief Executive Officer of Jeffs’ Brands. “We’re thrilled to make this innovative product accessible to drone users in the US, exclusively through Amazon.”

Why Choose These Drone Safety Systems?

●	Advanced Protection: Cutting-edge safety mechanisms designed to protect drones in various scenarios.

●	Ease of Use: Tailored for both beginners and professionals with user-friendly features.

●	Exclusivity: Now available exclusively on Amazon, ensuring global accessibility.

Shop Now

The exclusive drone safety systems are now live and available for purchase on Amazon US.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the Company’s exclusive worldwide distribution rights of certain advanced drone safety systems which are subject to certain conditions, the Company’s commitment to leveraging its expertise in e-commerce to bring advanced technological solutions to consumers, and the ability of the drone safety systems to address key challenges in the industry. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com